EDAP TMS S.A. ANNOUNCES SEVERAL HIFU DEVELOPMENTS

-- Update on FDA Discussions and Trials in the USA --
-- Ablatherm Approval in Korea and First Ablatherm Sale in Asia --

Vaulx-en-Velin, France, October 30, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced that it plans to expand the number of U.S. patients treated with localized prostate cancer after failed radiotherapy under its already approved investigational device exemption ("IDE") study. Concurrent to the treatment of U.S. patients in this study, the Company intends on also treating failed radiotherapy patients in Europe in order to gain further validation of the results seen in the U.S.

Additionally, the Company announced that it has just received formal guidance from the FDA on its proposed IDE to test its HIFU therapy, the Ablatherm, as a primary treatment for localized prostate cancer. The FDA has guided the Company to perform a randomized study versus brachytherapy. It is the Company's intent to comply with this guidance, but currently this study for the primary treatment of localized prostate cancer in the U.S. is on hold pending the identification of a U.S. partner.

As part of its worldwide strategy for HIFU, the Company reinforces its intent to launch Ablatherm in the U.S. In order to do this in the most effective manner; the Company will begin, sooner than originally planned, to identify an American company for the joint development and marketing of the Ablatherm in the U.S. market. The Company reconfirms that its HIFU division's worldwide marketing and distribution plan, which does not include U.S. market revenue in the next several years, has sufficient cash on hand and substantial revenue growth potential worldwide to reach positive cash flow and profitability.

Finally, as an indication of the worldwide acceptance of the HIFU technology EDAP announced that, on October 22, 2002, the Company received official approval for Ablatherm in South Korea and completed the first sale of an Ablatherm in Asia to the prestigious National Kidney and Transplant Institute ("NKTI") in Manilla, headed by the renowned Dr. Enrique T. Ona.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.